UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-3480

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN
(Full title of the plan)
MDU RESOURCES GROUP, INC.
(Name of issuer of securities held pursuant to the plan)
MDU RESOURCES GROUP, INC.
1200 WEST CENTURY AVENUE
P.O. BOX 5650
BISMARCK, NORTH DAKOTA 58506-5650
(Address of the plan and address of the issuer’s principal executive offices)

CONTENTS

Required Information	Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2015	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions - Year Ended December 31, 2015	16

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	17

Signature	18

Exhibit Index:	19

Consent of Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee of
MDU Resources Group, Inc. 401(k) Retirement Plan
Bismarck, North Dakota
We have audited the accompanying statements of net assets available for benefits of MDU Resources Group, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedules of (1) Schedule H, Line 4a ‑ Schedule of Delinquent Participant Contributions for the year ended December 31, 2015, and (2) Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 17, 2016

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2015	2014
Assets:
Investments at fair value (Note 5)	$645,543,804	$674,799,510

Fully benefit-responsive investment contract at contract value (Note 4)	88,806,420	90,901,034

Cash equivalents (Note 3)	2,572,088	3,482,710
	736,922,312	769,183,254

Receivables:
Employer contributions	16,017,375	14,755,301
Participant contributions	358,141	964,026
Notes receivable from participants	22,397,613	21,668,823
Dividends	1,626,657	1,473,918
Other receivables	2,494	23,387

Total assets	777,324,592	808,068,709

Liabilities:
Accrued expenses	51,581	64,817
Excess contributions payable	3,849	7,798

Total liabilities	55,430	72,615

Net assets available for benefits	$777,269,162	$807,996,094

The accompanying notes are an integral part of these financial statements.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2015

Additions to Net Assets Attributed to:

Investment income:
Dividends from Company stock	$6,234,652
Interest and dividends	8,626,103

Total investment income	14,860,755

Interest income on notes receivable from participants	883,432

Contributions:
Employers	35,561,371
Participants	39,434,890
Participant rollovers	1,571,805

Total contributions	76,568,066

Total additions	92,312,253

Deductions from Net Assets Attributed to:
Net realized/unrealized depreciation in fair value of investments	49,941,720
Distributions to participants	72,817,521
Administrative expenses	279,944

Total deductions	123,039,185

Net decrease in net assets available for benefits	(30,726,932)

Net assets available for benefits at beginning of year	807,996,094

Net assets available for benefits at end of year	$777,269,162

The accompanying notes are an integral part of these financial statements.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

1.    Description of the Plan

The following description of the MDU Resources Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General
The Plan, formerly the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984. The Plan is a defined contribution plan. On January 1, 1999, the name was changed and the Plan was amended to reflect the merger of the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees (the Bargaining Plan) into the Plan. Each participant in the Bargaining Plan automatically became a participant in the Plan. The merger and the transfer of assets were effectuated in accordance with Sections 401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986, as amended (the Code), and the regulations thereunder. On May 25, 2006, the Plan designated the portion of the Plan invested in MDU Resources Group, Inc. Common Stock Fund as an Employee Stock Ownership Plan (ESOP). Effective September 9, 2013, the Plan is maintained as a multiple-employer plan.

The Company and any of its direct or indirect subsidiaries that participate in the Plan are the Employers (the Employers). The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Board of Directors of the Company may, at any time, amend or modify the Plan. The Company has delegated to the Employee Benefits Committee (the Committee) the authority to amend or modify the Plan; however, certain amendments identified in the Plan document are subject to approval by the Board of Directors of the Company.

Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA. The Board of Directors or governing entities of any Employer may, at any time, terminate participation in the Plan with respect to such Employer. In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.

The Committee is the Plan administrator. The Committee consists of the Chief Financial Officer of the Company and other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or an affiliate of the Company. The recordkeeper of the Plan is John Hancock Retirement Plan Services (the Recordkeeper), formerly known as New York Life Retirement Plan Services. The trustee of the Plan is John Hancock Trust Company (the Trustee), which replaced New York Life Trust Company effective November 1, 2015.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Eligibility
Generally, employees may participate in the Plan upon hire if they are at least 18 years of age and regular full-time employees or part-time employees with at least 1,000 hours of service in a year.

Deferred Savings Contributions
Although the Plan has an auto-enrollment feature, it allows participants who are highly compensated employees to elect pre-tax deferral contributions varying from one percent through 22 percent and participants who are not highly compensated employees to elect pre-tax deferral contributions varying from one percent to 50 percent, in one percent increments, of eligible compensation for each pay period, up to a maximum pre-tax deferral contribution of $18,000 for the 2015 Plan year. The Plan includes an automatic deferral escalation feature to increase the participant's deferral percentage by one percent annually until the participant reaches 15 percent, unless the participant opts out. The Plan also allows participants who are eligible to make pre-tax deferral contributions and will have attained age 50 before the close of the Plan year to make elective catch-up deferrals of up to $6,000 for 2015.

Employer Matching Contributions
Each participant’s Employer may elect to provide a matching contribution, equal to a percentage of such participant’s monthly pre-tax deferral contributions up to a specified percent of the participant’s compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. All matching contributions are made in cash to the participant’s Matching Contribution Account and invested as directed by the participant.

Profit Sharing/Retirement Contributions
Profit sharing contributions are made based on the discretion of the Board of Directors of the Company or Board of Directors or governing entities of any of the Employers. Retirement contributions are nondiscretionary contributions made to certain eligible employees equal to a certain percent of their eligible compensation, a certain percent based upon their eligible compensation and their age at a certain date, or an amount based on hours worked. Participants may choose to invest profit sharing/retirement contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing/retirement contributions totaling $22.5 million were credited to participant accounts for the year ended December 31, 2015.

Rollover Contributions
The Plan accepts rollover contributions from an eligible retirement plan or an individual retirement account that holds only assets distributed from a qualified plan, including after-tax employee contributions.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Participant Accounts
The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998, as amended. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with deferred savings contributions, employer matching contributions, profit sharing/retirement contributions, rollover contributions and allocated investment earnings and losses.

Investment Options
An election is made by each participant to allocate contributions in one percent increments to any or all of the following 25 available investment options as of December 31, 2015:

•	MDU Resources Group, Inc. Common Stock Fund (MDU Resources Stock Fund)*

•	New York Life Insurance Anchor Account - Stable Value Fund

•	Allianz NFJ Small Cap Value Fund - Small-Cap Value Fund

•	American Funds - EuroPacific Growth Fund - International Growth Mutual Fund

•	Artisan Mid Cap Fund - Mid-Cap Growth Mutual Fund

•	BlackRock Inflation Protected Bond Fund - Inflation Protected Bond Fund

•	BlackRock U.S. Debt Index T Fund - Income Bond Collective Trust Fund

•	DFA International Value Portfolio - International Value Mutual Fund

•	Dodge & Cox Balanced Fund - Growth and Income Mutual Fund

•	Loomis Sayles Core Plus Fixed Income Fund - Income Collective Trust Fund

•	Royce Total Return Fund - Small-Cap Value Fund

•	T. Rowe Price Institutional Large Cap Growth Fund - Growth Mutual Fund

•	T. Rowe Price Institutional U.S. Structured Research Fund - Growth Mutual Fund

•	T. Rowe Price Retirement 2010 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2015 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2020 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2025 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2030 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2035 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2040 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2045 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2050 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement 2055 Fund - Growth and Income Mutual Fund

•	T. Rowe Price Retirement Balanced Fund - Growth and Income Mutual Fund

•	Vanguard Institutional Index Fund - Growth and Income Mutual Fund
* Eligible employees of Dakota Prairie Refining, LLC, are prohibited from investing in this fund.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

If a participant does not specify how contributions to their account are to be invested, they will automatically be invested in the applicable T. Rowe Price Retirement Fund most closely aligned with the year the participant turns age 65.

In April 2015, the PIMCO Total Return Fund was replaced with the Loomis Sayles Core Plus Fixed Income Fund.

In August 2015, the Columbia Acorn Z Fund was replaced with the Artisan Mid Cap Fund.

Contributions to the MDU Resources Stock Fund are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market, or to purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock.

Vesting
A participant’s interest in a Deferred Savings Contribution Account, Matching Contribution Account or a Rollover Account is at all times fully vested and nonforfeitable. Generally, a participant’s interest in a Profit Sharing/Retirement Contribution Account is 100 percent vested after completing three years of service; however, certain grandfathered vesting schedules are maintained due to plan mergers. Participants are 100 percent vested in the dividends paid on the MDU Resources Stock Fund regardless of years of service. Participant accounts are valued on a daily basis.

Distributions and Withdrawals
The amount credited to a participant’s Deferred Savings Contribution Account, Matching Contribution Account and Rollover Account shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan only allows single-sum distributions or annual installments over a period of time, not to exceed five years; however, certain grandfathered distribution features are maintained due to plan mergers.

Distributions with respect to investment options other than the MDU Resources Stock Fund are in the form of cash. Distributions with respect to the MDU Resources Stock Fund are in the form of a Direct Registration System statement, except for distributions of fractional shares which are in the form of cash. Any MDU Resources Group, Inc. Common Stock included in a direct transfer to an individual retirement account or other qualified plan will be electronically transferred to the individual retirement account or to the qualified plan’s custodian.

A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant’s Rollover Account may be elected at any time.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Notes Receivable from Participants
A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lesser of $50,000 or one-half of the participant’s vested account balance, subject to certain limitations. Loans must be repaid over specified periods generally through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as established by the Committee.

Forfeited Accounts
Forfeited non-vested accounts are used to reduce employer contributions to the Plan, and remaining amounts are carried forward to future years. Forfeited non-vested accounts totaled approximately $432,000 and $751,000 at December 31, 2015 and 2014, respectively. Approximately $872,000 in forfeitures were used to reduce employer contributions for the year ended December 31, 2015.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are maintained on an accrual basis. The Plan has also evaluated for events or transactions occurring after December 31, 2015, up to the date of issuance of these financial statements.

Investment Valuation
Investments held by the Plan are carried at fair value. The Plan’s cash equivalents, common stock and mutual fund investment valuations, as determined by the Trustee, are based on published market quotations.

The fully benefit-responsive investment contract, the New York Life Insurance Anchor Account, is stated at contract value.

There are two collective trust funds, the BlackRock U.S. Debt Index T Fund and the Loomis Sayles Core Plus Fixed Income Fund. Both funds are valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.

For further information on fair value measurements, see Note 5.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

New Accounting Standards
In May 2015, the Financial Accounting Standards Board (FASB) issued guidance on fair value measurement and disclosure requirements removing the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. This guidance is effective for the Plan on January 1, 2016, with early adoption permitted. Plan management made the election to early adopt this guidance, which affected the Plan's disclosures; however, it did not impact the Plan's net assets available for benefits.

In July 2015, the FASB issued guidance associated with plan accounting comprised of three parts. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation (depreciation) in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risk. Further, the disclosure of information about fair value measurements will be provided by general type of plan asset. Part III is not applicable to the Plan. This guidance is effective for the Plan on January 1, 2016, with early adoption permitted. The guidance applicable to the Plan is to be applied retrospectively. Plan management elected early adoption of this guidance in 2015, which affected the Plan’s disclosures; however, it did not impact the Plan’s net assets available for benefits.

Benefit Payments
Distributions to Plan participants are recorded when paid.

Contributions
Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.

Excess Contributions Payable
The Plan is required to return contributions to participants in the event certain nondiscrimination tests and/or contribution limits defined under the Code are not satisfied. At December 31, 2015 and 2014, liabilities of $3,849 and $7,798, respectively, were recorded for amounts refundable to Plan participants and were included in excess contributions payable in the accompanying statements of net assets available for benefits, as well as reduced the participant contributions in the statement of changes in net assets available for benefits.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Administrative Expenses
Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Employers. Fees or commissions associated with each of the investment options other than the MDU Resources Stock Fund are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $3.1 million for the year ended December 31, 2015. Administrative expenses of the Plan were approximately $280,000 for the year ended December 31, 2015, including the MDU Resources Stock Fund commissions, loan fees and terminated participant account fees that were paid by participants through the Plan. Most other administrative expenses were paid by the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
Investments, in general, are subject to various risks, including credit, interest rate and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Investments
The following presents investments that represent 10 percent or more of the Plan’s net assets available for benefits at December 31:

	2015	2014
MDU Resources Stock Fund*	$159,297,200	$190,266,340
New York Life Insurance Anchor Account	88,806,420	90,901,034
* Indicates a party-in-interest investment.

Other
Securities transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3.    Cash Equivalents

Cash equivalents represent funds temporarily invested in either the PIMCO Money Market Institutional Fund, which provides liquidity for fund reallocations and distributions of the MDU Resources Stock Fund, or the PIMCO Money Market Administrative Fund, whose funds were pending investment in the New York Life Insurance Anchor Account at December 31, 2015.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

4.    Investment Contract with Insurance Company

The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (NYL Insurance). NYL Insurance maintains the contributions in a pooled separate account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. As of December 31, 2015 and 2014, the contract value of the traditional fully benefit-responsive contract with NYL Insurance was $88,806,420 and $90,901,034, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, withdrawals due to events initiated by the Company including, but not limited to, total or partial termination of the Plan, group lay-offs or early retirement incentives, may result in a penalty if these withdrawals exceed limitations defined in the contract. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. NYL Insurance may not terminate the contract at any amount less than contract value.

NYL Insurance is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed not less frequently than quarterly nor more frequently than daily for resetting.

5.    Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The FASB Accounting Standards Codification establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;

•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

•	Level 3 - unobservable inputs for the asset or liability.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

The estimated fair values of the Plan's assets measured on a recurring basis are determined using the market approach and are corroborated using third-party market data. There have been no changes in the methodologies used at December 31, 2015.

Cash equivalents: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on an active market, or using other known sources including pricing from outside sources. Fair value approximates cost.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on active markets.

Collective trust funds: Investment in the collective trust funds is valued at fair value reported by the fund managers based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. For the year ended December 31, 2015, there were no transfers between Levels 1 and 2.

The Plan's assets measured at fair value are as follows:

	Fair Value Measurements
	at December 31, 2015, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2015
Assets:
Mutual funds	$454,816,333	$—	$—	$454,816,333
Common stock	159,297,200	—	—	159,297,200
Cash equivalents	2,572,088	—	—	2,572,088
Total assets in the fair value hierarchy	616,685,621	—	—	616,685,621
Collective trust fund investments measured at net asset value	—	—	—	31,430,271
Total assets measured at fair value	$616,685,621	$—	$—	$648,115,892

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

	Fair Value Measurements
	at December 31, 2014, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2014
Assets:
Mutual funds	$461,766,077	$—	$—	$461,766,077
Common stock	190,266,340	—	—	190,266,340
Cash equivalents	3,482,710	—	—	3,482,710
Total assets in the fair value hierarchy	655,515,127	—	—	655,515,127
Collective trust fund investments measured at net asset value	—	—	—	22,767,093
Total assets measured at fair value	$655,515,127	$—	$—	$678,282,220
6.    Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 15, 2014, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. The IRS based its determination on the application the Plan submitted on March 30, 2011. Although the Plan has been amended since submitting the determination letter application, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan will take all necessary steps to maintain its qualified tax status.

GAAP requires Plan management to evaluate tax positions taken by the Plan. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The 2013 Plan year is currently under audit with the IRS.

7.    Related-Party Transactions

At December 31, 2015 and 2014, the Plan held 8,695,262 and 8,096,440 shares, respectively, of Company common stock, which qualify as exempt party-in-interest transactions and are allowable under ERISA. During 2015, the Plan purchased 1,657,260 shares of Company common stock at an aggregate cost of $33.2 million and sold 1,058,438 shares of Company common stock for proceeds of $28.3 million.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

8.    Prohibited Transactions

There were no nonexempt prohibited transactions, other than those listed in Schedule H, Line 4a, Schedule of Delinquent Participant Contributions, with respect to the Plan during the plan year ended December 31, 2015.

9.    Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$777,269,162	$807,996,094
Adjustment from contract value to fair value for fully benefit-
responsive investment contract	—	509,046
Deemed distributions	(63,910)	(20,994)
Net assets available for benefits per the Form 5500	$777,205,252	$808,484,146

The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

Net decrease in net assets available for benefits per the financial
statements	$(30,726,932)
Change in adjustment from contract value to fair value for fully
benefit-responsive investment contract	(509,046)
Change in deemed distributions	(42,916)
Total net loss per the Form 5500	$(31,278,894)

SUPPLEMENTAL
SCHEDULES

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2015

Participant Contributions Transferred Late to Plan		Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$21,170	*	—	$21,170	—	—
* Of the $21,170 in delinquent contributions, $7,368 represents loan repayment amounts.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	MDU Resources Group, Inc. Common Stock	8,695,262 shares	**	$159,297,200
	Mutual Funds:
	Allianz NFJ Small Cap Value Fund	1,052,329 units	**	23,077,572
	American Funds - EuroPacific Growth Fund	614,253 units	**	27,837,961
	Artisan Mid Cap Fund	581,928 units	**	24,801,792
	BlackRock Inflation Protected Bond Fund	442,135 units	**	4,562,836
	DFA International Value Portfolio Fund	658,298 units	**	10,552,517
	Dodge & Cox Balanced Fund	791,438 units	**	74,727,565
	Royce Total Return Fund	1,990,830 units	**	23,451,972
	T. Rowe Price Institutional Large Cap Growth Fund	2,171,702 units	**	62,740,461
	T. Rowe Price Institutional U.S. Structured Research Fund	2,784,905 units	**	32,973,270
	T. Rowe Price Retirement 2010 Fund	240,921 units	**	4,066,751
	T. Rowe Price Retirement 2015 Fund	645,496 units	**	8,830,383
	T. Rowe Price Retirement 2020 Fund	828,354 units	**	16,310,283
	T. Rowe Price Retirement 2025 Fund	1,098,727 units	**	16,425,961
	T. Rowe Price Retirement 2030 Fund	671,254 units	**	14,640,058
	T. Rowe Price Retirement 2035 Fund	923,769 units	**	14,586,316
	T. Rowe Price Retirement 2040 Fund	343,620 units	**	7,758,937
	T. Rowe Price Retirement 2045 Fund	1,080,506 units	**	16,380,470
	T. Rowe Price Retirement 2050 Fund	128,462 units	**	1,636,605
	T. Rowe Price Retirement 2055 Fund	200,049 units	**	2,542,617
	T. Rowe Price Retirement Balanced Fund	81,586 units	**	1,161,790
	Vanguard Institutional Index Fund	352,321 units	**	65,750,216
	Cash Equivalents:
	PIMCO Money Market Administrative Fund	3,687 units	**	3,687
	PIMCO Money Market Institutional Fund	2,568,401 units	**	2,568,401
	Collective Trust Funds:
	BlackRock U.S. Debt Index T Fund	1,145,959 units	**	21,888,507
	Loomis Sayles Core Plus Fixed Income Fund	746,617 units	**	9,541,764
	Pooled Separate Account:
	New York Life Insurance Anchor Account	88,806,420 units	**	88,806,420
	Total Investments			736,922,312
*	Participant Loan Funds ***	4.25% to 9.25%	$—	22,397,613
				$759,319,925

*	Indicates party-in-interest investment.

**	Cost information is not required for participant-directed investments, therefore it is not included.

***	Loan maturities range from January 2, 2016, through November 12, 2030.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MDU Resources Group, Inc.
401(k) Retirement Plan

Date:	June 17, 2016	By	/s/ Doran N. Schwartz
Doran N. Schwartz
Chairman, Employee Benefits Committee

EXHIBIT INDEX

The following document is filed as part of this report:

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm